

January 12, 2023

Cyril Lesser
Chief Financial Officer
Forbion European Acquisition Corp.
4001 Kennett Pike, Suite 302
Wilmington, Delaware 19807

> **Re: Forbion European Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Form 10-Q for the quarterly period ended September 30, 2022**
> **Response dated December 29, 2022**
> **File No. 001-41148**

Dear Cyril Lesser:

We have reviewed your December 29, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

Form 10-K for the year ended December 31, 2021

Notes to Financial Statements
Note 4 - Private Placements, page F-15

1.   We note your response to our comment and your assertion that there is no scenario in which the private placement warrants become treated as public warrants and eligible for redemption. Please reconcile this statement with the disclosure in your filing that "If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants are redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the Units sold in the Public Offering."

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction